SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: April 13, 2005

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

Enclosed:

     Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: April 13, 2005	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

April 13, 2005

HUGO NORTH DEPOSIT EXTENDED TO IVANHOE/ENTRÉE JOINT-VENTURE
PROPERTY BOUNDARY

NEW INDEPENDENT COPPER AND GOLD RESOURCE ESTIMATE
FOR OYU TOLGOI PROJECT EXPECTED SHORTLY

ULAANBAATAR, MONGOLIA — Ivanhoe Mines’ Vice-President, Exploration, Douglas Kirwin announced today that ongoing step-out drilling on the Hugo North Deposit has extended the high-grade copper mineralization to the boundary of the Ivanhoe-Entrée Gold Inc. (TSX-V:ETG) joint-venture property, contiguous with and directly north of Ivanhoe’s 100%-owned Oyu Tolgoi Project in Mongolia’s South Gobi region.

Hole EDG006, collared five metres north of the Ivanhoe-Entrée joint-venture property border, has intersected approximately 90 metres of strong chalcopyrite and bornite (copper sulphide) mineralization with quartz veining, beginning at a down-hole depth of 992 metres (true depth of approximately 960 metres). The hole is still drilling ahead in visibly strong copper mineralization at a down-depth of 1,082 metres as of the morning of April 13th in Mongolia. Completion of drilling of the hole and assaying the drill core is expected to take approximately one month.

EDG006 has visibly extended the length of the Hugo North high-grade copper-gold discovery to greater than 1.8 kilometres. Hugo North is part of the now 3.0-plus-kilometre-long Hugo Dummett Deposit, which in turn is part of the now 6.1-kilometre-long chain of copper and gold deposits discovered to date by Ivanhoe at Oyu Tolgoi.

Ivanhoe currently has eight high-capacity rigs drilling on the Oyu Tolgoi Project and the Ivanhoe/Entree joint-venture property.

Ivanhoe has the right to earn a participating interest of 80% in all minerals extracted below a sub-surface depth of 560 metres on the Ivanhoe-Entrée Gold joint-venture property, and a 70% interest in all minerals extracted from surface to a depth of 560 metres, by spending US$35 million on exploration and/or development of the property over eight years. Ivanhoe is required to spend a minimum of US$3 million during the first year in exploration, consisting of US$500,000 on geophysics and US$2.5 million on drilling. This US$3 million investment will secure for Ivanhoe a long-term option to utilize any and all rights Entrée may have for the surface of the optioned property to construct mine buildings, tailings ponds, waste dumps, power lines and roads, providing that Ivanhoe first completes condemnation drilling to ensure that there is no economic mineralization below the surface of the areas directly affected. With the expenditure of US$5 million in the first year, Ivanhoe will have the right to continue earning its interest in the joint-venture property.

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Ivanhoe owns 4.6 million Entrée common shares and 4.6 million common share purchase warrants at an exercise price of CDN$1.10 until November, 2006. Assuming the full exercise of the warrants, Ivanhoe will own approximately 17% of Entrée’s issued and outstanding shares.

NEW INDEPENDENT OYU TOLGOI RESOURCE ESTIMATE

John Macken, Ivanhoe Mines’ President, also announced today that the company expects to release the results of a new, independent global resource estimate for the Oyu Tolgoi Project in the near future. The assay cut-off date for the new estimate will be April 18, and the estimate is expected to be finalized within the following three weeks. The new estimate will upgrade AMEC E&C Services (AMEC) of Canada, August, 2004, estimate (see Ivanhoe’s August 18, 2004, news release for details). The new resource estimate is being prepared under the direction of AMEC’s Dr. Harry Parker, Ch. P. Geol., and Dr. Stephen Juras, P.Geo., independent qualified persons as defined by NI 43-101.

The detailed results and geological models from the new AMEC resource estimate will be incorporated into the Integrated Development Plan for the Oyu Tolgoi Project, which is scheduled to be completed near the end of the second quarter. The Integrated Development Plan will integrate data from the ongoing open-pit feasibility study for the Southern Oyu Deposits and the ongoing underground pre-feasibility study for the block-caving operation at the Hugo North Deposit.

Charles Forster, P.Geo., Ivanhoe Mines’ Turquoise Hill Manager, and Stephen Torr, Ivanhoe Mines’ Chief Resource Geologist, qualified persons as defined by NI 43-101, supervised the preparation of the information in this release.

Ivanhoe has a 100% interest in the Oyu Tolgoi gold and copper project in Mongolia and owns or controls exploration rights covering approximately 125,000 square kilometres in central and southern Mongolia, where additional copper-gold and coal discoveries have been made. Ivanhoe produces LME grade A copper from its Monywa joint venture in Myanmar.

Ivanhoe shares are listed on the Toronto and New York stock exchanges under the symbol IVN.

Information contacts in North America
Investors: Bill Trenaman: +1.604.688.5755 / Media: Bob Williamson: +1.604.688.5755

Forward-Looking Statements: Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian and US securities regulators. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions, are forward-looking statements. The risk factors that could cause actual results to differ from these forward-looking statements include, but are not restricted to, the planned resource estimate and the integrated development plan for the Oyu Tolgoi project, operational risk, environmental risk, financial risk, geo-political risk, commodity risk, currency risk and other statements that are not historical facts as disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with securities regulators in Canada and the United States.

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